SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  April, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

News release announcing adoption of a Shareholder Rights Plan dated April 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 8, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

FNX Mining Company Inc.

           Adopts a Shareholder Rights Plan

Toronto, Ontario - April 8, 2005.  FNX Mining Company Inc. (FNX-TSX/AMEX) announces that its Board of Directors has adopted a Shareholder Rights Plan (the "Plan").  The Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid and to provide shareholders and FNX's Board of Directors with adequate time to evaluate any bid for FNX and to take steps to maximize shareholder value in the event of any such bid. The Plan will provide shareholders with more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid.  The Board of Directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

The terms of the Plan are consistent with Canadian practice and with guidelines published by Canadian shareholder rights advocates.  The conditional consent of the TSX to the Plan has been obtained. The Plan is effective immediately. It will be presented to the shareholders of FNX for ratification at the annual and special meeting to be held on May 19, 2005.  If the shareholders do not confirm the Plan at the meeting, the Plan and associated rights will terminate and cease to be effective. FNX is not aware of any specific take-over bid for FNX that may be contemplated.

The rights issued to the shareholders under the Plan will be exercisable only when a person, including any related party, acquires or announces its intention to acquire more than 20 percent of the outstanding shares of FNX without either complying with the "permitted bid" provisions of the Plan or obtaining the approval of the Board of FNX.  Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase shares of FNX at a 50 percent discount to the market price of FNX shares at the time.

Under the Plan, one right will be issued in respect of each share of FNX outstanding on the record date of April 18, 2005 and each share issued thereafter. Also under the plan, a permitted bid is a bid made to all shareholders which is open for acceptance for not less than 60 days. If, at the end of 60 days, more than 50 percent of the outstanding shares of FNX, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. A summary of the Plan will be contained in the management information circular for the annual and special meeting of FNX to be held on May 19, 2005.

FNX Mining is a profitable nickel, copper and precious metal producer, developer and explorer based in Canada's historic Sudbury mining camp.  Additional information about the Company is available at www.fnxmining.com.

For further information, please contact:

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com

FNX Website - www.fnxmining.com